# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 777 W. Pinnacle Peak Road, Suite B104, Phoenix, Arizona (AZ), 85027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-23-001178
Filed by CIK 0001871665

## Reporting persons
- Lind Global Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 112,000; shared voting power 0; sole dispositive power 112,000; shared dispositive power 0; aggregate amount beneficially owned 112,000 (9.9% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 2,381 warrants to purchase shares of common stock (the "2028 Warrants"), (ii) 39,829 warrants to purchase shares of common stock (the "Series D Warrants"), (iii) 30,199 warrants to purchase shares of common stock (the "Series E Warrants"), (iv) 74,188 warrants to purchase shares of common stock (the "2029 Warrants"), and (v) 56,248 warrants to purchase shares of common stock (the "2026 Warrants," together with the 2028 Warrants, the Series D Warrants, the Series E Warrants, and the 2029 Warrants, the "Warrants"); however, due to the exercise limitations of the Warrants, the reporting person's beneficial ownership has been limited to 112,000 shares in the aggregate.
  
  (2) Each of the Warrants includes a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.
- Lind Global Partners II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 112,000; shared voting power 0; sole dispositive power 112,000; shared dispositive power 0; aggregate amount beneficially owned 112,000 (9.9% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 2,381 2028 Warrants, (ii) 39,829 Series D Warrants, (iii) 30,199 Series E Warrants, (iv) 74,188 2029 Warrants, and (v) 56,248 2026 Warrants; however, due to the exercise limitations of the Warrants, the reporting person's beneficial ownership has been limited to 112,000 shares in the aggregate.
  
  (2) Each of the Warrants includes a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 112,000; shared voting power 0; sole dispositive power 112,000; shared dispositive power 0; aggregate amount beneficially owned 112,000 (9.9% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 2,381 2028 Warrants, (ii) 39,829 Series D Warrants, (iii) 30,199 Series E Warrants, (iv) 74,188 2029 Warrants, and (v) 56,248 2026 Warrants; however, due to the exercise limitations of the Warrants, the reporting person's beneficial ownership has been limited to 112,000 shares in the aggregate.
  
  (2) Each of the Warrants includes a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

## Item 1. Issuer
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 777 W. Pinnacle Peak Road, Suite B104, Phoenix, Arizona, 85027

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o Lind Global Fund II LP, a Delaware limited partnership;
o Lind Global Partners II LLC, a Delaware limited liability company; and
o Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Application by and among the Reporting Persons.

## Signatures
- Lind Global Fund II LP: By: Lind Global Partners II LLC, its General Partner, By: /s/ Jeff Easton, Jeff Easton, Managing Member (02/14/2025)
- Lind Global Partners II LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (02/14/2025)
- EASTON JEFF: /s/ Jeff Easton, Jeff Easton (02/14/2025)